UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763W103

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,593,189 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,593,189 Class A Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,593,189 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.3%*
14	Type of Reporting Person (See Instructions) HC

*

The percentage is calculated based on 135,793,253 issued and outstanding ordinary shares (consisting of 120,232,895 Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”) and 15,560,358 Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”)) of the Issuer as of December 31, 2021. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Ordinary Shares.”

CUSIP No. 92763W103

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,593,189 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,593,189 Class A Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,593,189 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.3%*
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 135,793,253 issued and outstanding Ordinary Shares (consisting of 120,232,895 Class A Ordinary Shares and 15,560,358 Class B Ordinary Shares) of the Issuer as of December 31, 2021.

CUSIP No. 92763W103

1	Names of Reporting Persons Windcreek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,133,788 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,133,788 Class A Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,133,788 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.0%*
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 135,793,253 issued and outstanding Ordinary Shares (consisting of 120,232,895 Class A Ordinary Shares and 15,560,358 Class B Ordinary Shares) of the Issuer as of December 31, 2021.

CUSIP No. 92763W103

1	Names of Reporting Persons JD.com Global Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 459,401 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 459,401 Class A Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 459,401 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%*
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 135,793,253 issued and outstanding Ordinary Shares (consisting of 120,232,895 Class A Ordinary Shares and 15,560,358 Class B Ordinary Shares) of the Issuer as of December 31, 2021.

Item 1. Security and Issuer.

This Amendment No. 3 to Statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on January 8, 2018 (the “Original Schedule 13D”), as amended by amendment No. 1 to the Original Schedule 13D on June 15, 2018 (the “Amendment No. 1”), and further amended by amendment No. 2 to the Original Schedule 13D on August 20, 2019 (the “Amendment No. 2,” together with the Original Schedule 13D and Amendment No. 1, the “Statement”) filed by JD.com, Inc., JD.com Investment Limited, Windcreek Limited and JD.com Global Investment Limited (individually, each a “Reporting Person” and collectively, “Reporting Persons”), with respect to Ordinary Shares, par value $0.0001 per share, of Vipshop Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Vipshop Headquarters, 128 Dingxin Road, Haizhu District, Guangzhou 510220, The People’s Republic of China.

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by the following:

Since March 11, 2022, Windcreek sold an aggregate amount of 7,551,232 ADSs, representing 1,510,246 Class A Ordinary Shares of the Issuer, in the open market with a weighted average trading price of US$8.7721 per ADS.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5.

As of April 13, 2022, JD and JD Investment may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 8,593,189 Class A Ordinary Shares, representing 6.3% of the Issuer’s outstanding Ordinary Shares.

As of April 13, 2022, Windcreek beneficially owned an aggregate of 8,133,788 Class A Ordinary Shares, which consisted of (i) 20,891,574 ADSs, representing 4,178,315 Class A Ordinary Shares, and (ii) 3,955,473 Class A Ordinary Shares.

As of April 13, 2022, JD Global Investment beneficially owned 2,297,004 ADSs, representing 459,401 Class A Ordinary Shares.

JD Investment is the sole shareholder of Windcreek and JD Global Investment. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Windcreek and JD Global Investment.

JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of Windcreek and JD Global Investment. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Windcreek and JD Global Investment.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 135,793,253 issued and outstanding Ordinary Shares (consisting of 120,232,895 Class A Ordinary Shares and 15,560,358 Class B Ordinary Shares) of the Issuer as of December 31, 2021.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares of the Issuer or has the right to acquire any Ordinary Shares of the Issuer.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares of the Issuer that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated August 20, 2019, between JD.com, Inc., JD.com Investment Limited, Windcreek Limited and JD.com Global Investment Limited (incorporated by reference to Exhibit 99.1 to Schedule 13D/A (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on August 20, 2019)

99.2*	Subscription Agreement, dated December 17, 2017, by and among Vipshop Holdings Limited, Windcreek Limited, and Tencent Mobility Limited (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

99.3*	English translation of Business Cooperation Agreement, dated December 17, 2017, between JD.com, Inc. and Vipshop Holdings Limited (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

99.4*	Investor Rights Agreement, dated December 29, 2017, by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited and High Vivacity Holdings Limited (incorporated by reference to Exhibit 99.4 to Schedule 13D (File No. 005-86788) filed by JD.com, Inc. with the Securities and Exchange Commission on January 8, 2018)

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2022	JD.com, Inc.

	By:	/s/ Sandy Ran Xu
	Name:	Sandy Ran Xu
	Title:	Chief Financial Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

Windcreek Limited

	By:	/s/ Aini Li
	Name:	Aini Li
	Title:	Director

JD.com Global Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Ming Huang, Mr. Louis T. Hsieh, Mr. Dingbo Xu and Ms. Caroline Scheufele, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	—
Lei Xu	Director	*	P.R. China	—
Ming Huang(1)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—
Louis T. Hsieh(2)	Independent Director	Director of New Oriental Education & Technology Group Inc.	United States	—
Dingbo Xu(3)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—
Caroline Scheufele(4)	Independent Director	Co-president and Artistic Director of Chopard	Switzerland
Executive Officers:
Lei Xu	Chief Executive Officer	*	P.R. China	—
Sandy Ran Xu	Chief Financial Officer	*	P.R. China	—
Pang Zhang	Chief Human Resources Officer	*	P.R. China	—

*	The principal occupation is the same as his/her position with JD.
(1)	The business address of Mr. Ming Huang is Sage Hall, Cornell University, Ithaca, NY 14853, USA.
(2)	The business address of Mr. Louis T. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.
(3)	The business address of Mr. Dingbo Xu is China Europe International Business School Building 20, Zhongguancun Software Park, Haidian District, Beijing 100193, P.R. China.
(4)	The business address of Ms. Caroline Scheufele is Chopard & Cie SA – 8 rue de Veyrot – 1217 Meyrin – Switzerland.

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—
Executive Officers:
N/A

Directors and Executive Officers of Windcreek

The names of the directors and the names and titles of the executive officers of Windcreek and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with Windcreek	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Aini Li	Director	Employee of JD	P.R. China	—
Executive Officers:
N/A

Directors and Executive Officers of JD Global Investment

The names of the directors and the names and titles of the executive officers of JD Global Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Global Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—
Executive Officers:
N/A